03007160

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citiraga Industries Ltd.

*CURRENT ADDRESS 65 Tech Park Crescent
Singapore 637787

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34706 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Coco
DAT: 3/3/03

82-34706

03 JAN 23 AM 7:21

Deloitte & Touche

AR/S
12-31-01

CITIRAYA INDUSTRIES PTE LTD

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

CITIRAYA INDUSTRIES PTE LTD

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

CONTENTS

MGR.F1/6554RA.005/RLCK/TCL/JXJ/SKH

CITIRAYA INDUSTRIES PTE LTD

REPORT OF THE DIRECTORS

The directors present their report together with the audited financial statements of the company for the financial year ended December 31, 2001.

1 DIRECTORS

The directors of the company in office at the date of this report are:

Ng Ah Hua
Ng Teck Lee

2 PRINCIPAL ACTIVITIES

The principal activities of the company are those relating to the provision of a one-stop recycling and processing service centre for the electronics industry and the trading of plastics and non-precious metal materials.

There have been no significant changes in the nature of these activities during the financial year.

3 ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

a) During the financial year, the company acquired the following subsidiary:

Name of subsidiary	Consideration paid	Share net tangible assets	Company's effective interest acquired
	$	$	%
Citiraya Reciclagem Ltda.	229,620	104,276	60

The subsidiary was acquired for the intention of disposal within the next twelve months from date of acquisition.

b) There were no disposals of subsidiaries during the financial year.

4 RESULTS FOR THE FINANCIAL YEAR

	$
Profit after income tax	2,392,367
Accumulated profits at beginning of year	2,709,539
Accumulated profits at end of year	5,101,906

5 MATERIAL TRANSFERS TO/FROM RESERVES AND PROVISIONS

During the financial year, there were no material transfers to or from reserves and provisions other than those disclosed in the financial statements.

6 ISSUE OF SHARES AND DEBENTURES

During the financial year, the company did not issue any shares or debentures.

7 ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors to acquire benefits by means of the acquisition of shares or debentures in the company or any other body corporate.

8 DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The directors of the company holding office at the end of the financial year had no interests in the share capital and debentures of the company as recorded in the register of directors' shareholdings kept by the company under Section 164 of the Singapore Companies Act except as follows:

	Shareholdings registered in the names of directors	
Name of directors	At beginning of year	At end of year
	Ordinary shares of $1 each	
Ng Ah Hua	3,420,000	3,420,000
Ng Teck Lee	1,980,000	1,980,000

9 DIVIDENDS

No dividend has been paid, declared or recommended by the company since the end of the previous financial year.

10 DIRECTORS' ACTIONS RELATING TO BAD AND DOUBTFUL DEBTS

Before the profit and loss statement and the balance sheet were made out, the directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off and providing for bad and doubtful debts and have satisfied themselves that all known bad debts if any have been written off and that where necessary adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off or provided for bad and doubtful debts in the financial statements of the company inadequate to any substantial extent.

11 DIRECTORS' ACTIONS RELATING TO CURRENT ASSETS

Before the profit and loss statement and the balance sheet were made out, the directors took reasonable steps to ascertain that any current assets which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or were adequately provided for.

At the date of this report, the directors are not aware of any circumstances which would render the values attributable to current assets in the financial statements of the company misleading.

12 CHARGES ON ASSETS AND EXISTENCE OF CONTINGENT LIABILITIES AFTER YEAR END DATE

At the date of this report:

a) there does not exist any charge on the assets of the company which has arisen since the end of the financial year which secures the liability of any other person; and

b) there does not exist any contingent liability of the company which has arisen since the end of the financial year.

13 ABILITY TO MEET OBLIGATIONS

No contingent or other liability of the company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the company to meet its obligations as and when they fall due.

14 OTHER CIRCUMSTANCES AFFECTING FINANCIAL STATEMENTS

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or financial statements which would render any amount stated in the financial statements misleading.

15 UNUSUAL ITEMS

In the opinion of the directors, the results of the operations of the company have not been substantially affected by any item, transaction or event of a material and unusual nature during the financial year.

16 UNUSUAL ITEMS AFTER YEAR END DATE

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the company for the financial year in which this report is made.

17 DIRECTORS' RECEIPT AND ENTITLEMENT TO CONTRACTUAL BENEFITS

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the company with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the financial statements.

18 OPTIONS TO TAKE UP UNISSUED SHARES

During the financial year, no option to take up unissued shares of the company was granted.

19 OPTIONS EXERCISED

During the financial year, there were no shares of the company issued by virtue of the exercise of an option to take up unissued shares.

20 UNISSUED SHARES UNDER OPTION

At the end of the financial year, there were no unissued shares of the company under option.

21 AUDITORS

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

....

Ng Ah Hua

....

Ng Teck Lee

April 12, 2002

Certified Public Accountants
95 South Bridge Road #09-00
Pidemco Centre
Singapore 058717

Tel: (65) 224 8288
Fax: (65) 538 6166

Deloitte & Touche

AUDITORS' REPORT TO THE MEMBERS OF

CITIRAYA INDUSTRIES PTE LTD

We have audited the accompanying financial statements of Citiraya Industries Pte Ltd for the financial year ended December 31, 2001. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the accompanying financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   i) the state of affairs of the company as at December 31, 2001 and of the results, changes in equity and cash flows of the company for the financial year ended on that date; and

   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements;

b) the accounting and other records and the registers required by the Act to be kept by the company have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche

Certified Public Accountants

Singapore
April 12, 2002

Deloitte
Touche
Tohmatsu

CITIRAYA INDUSTRIES PTE LTD

BALANCE SHEET
December 31, 2001

	Notes	2001 $	2000 $
ASSETS			
Current assets:			
Cash		2,823,967	41,581
Trade receivables	4	16,795,206	10,745,329
Short-term investment	5	229,620	-
Other receivables and prepayments	6	1,127,602	695,285
Inventories, at cost		13,649,221	13,527,474
Total current assets		34,625,616	25,009,669
Non-current assets:			
Investment in associate	7	2,337,750	-
Property, plant and equipment	8	23,728,646	23,932,850
Total non-current assets		26,066,396	23,932,850
Total assets		60,692,012	48,942,519
LIABILITIES AND EQUITY			
Current liabilities:			
Bank loans and overdrafts	9	2,903,091	3,313,496
Bills payable	10	8,028,170	8,528,144
Trade payables	11	8,500,058	4,501,191
Other payables	12	18,928,043	12,407,840
Current portion of finance leases	13	137,928	97,952
Income tax payable		77,000	83,850
Total current liabilities		38,574,290	28,932,473
Non-current liabilities:			
Finance leases	13	273,172	299,207
Long-term bank loans	14	9,155,644	10,060,300
Deferred income tax	15	1,587,000	941,000
Total non-current liabilities		11,015,816	11,300,507
Capital and reserves:			
Issued capital	16	6,000,000	6,000,000
Accumulated profits		5,101,906	2,709,539
Total equity		11,101,906	8,709,539
Total liabilities and equity		60,692,012	48,942,519

See accompanying notes to financial statements.

CITIRAYA INDUSTRIES PTE LTD

PROFIT AND LOSS STATEMENT
Year ended December 31, 2001

	Notes	2001 $	2000 $
Revenue	17	44,384,307	28,463,207
Cost of sales		(34,930,171)	(20,885,403)
Gross profit		9,454,136	7,577,804
Other operating income	18	66,746	1,135,564
Distribution costs		(3,750,033)	(3,136,727)
Administrative expenses		(1,299,871)	(1,014,427)
Other operating expenses		-	(196,948)
Profit from operations		4,470,978	4,365,266
Finance cost	19	(1,355,611)	(1,413,066)
Profit before share of results of associate		3,115,367	2,952,200
Share of results of associate		-	-
Profit before income tax	20	3,115,367	2,952,200
Income tax expense	21	(723,000)	(700,599)
Profit after income tax		2,392,367	2,251,601

See accompanying notes to financial statements.

CITIRAYA INDUSTRIES PTE LTD

STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2001

	Issued capital	Accumulated profits	Total
	$	$	$
Balance at December 31, 1999	3,000,000	457,938	3,457,938
Issue of shares	3,000,000	-	3,000,000
Net profit for the year	-	2,251,601	2,251,601
Balance at December 31, 2000	6,000,000	2,709,539	8,709,539
Net profit for the year	-	2,392,367	2,392,367
Balance at December 31, 2001	6,000,000	5,101,906	11,101,906

See accompanying notes to financial statements.

CITIRAYA INDUSTRIES PTE LTD

CASH FLOW STATEMENT
Year ended December 31, 2001

	2001 $	2000 $
Cash flows from operating activities:		
Profit before share of results of associate	3,115,367	2,952,200
Adjustments for:		
Depreciation expense	1,148,496	560,256
Allowances for doubtful trade debts	-	196,948
Interest income	(1,179)	(389)
Interest expense	1,355,611	1,413,066
Gain on disposal of plant and equipment	(1,000)	(973,484)
Operating profit before working capital changes	5,617,295	4,148,597
Trade receivables	(6,049,877)	(5,514,129)
Short-term investment	(229,620)	-
Other receivables and prepayments	(432,317)	1,114,812
Inventories	(121,747)	(8,804,818)
Bills payable	(499,974)	6,666,436
Trade payables	3,998,867	2,531,340
Other payables	1,719,141	985,439
Cash generated from operations	4,001,768	1,127,677
Interest paid	(1,355,611)	(1,413,066)
Interest received	1,179	389
Income tax paid	(83,850)	-
Net cash from (used in) operating activities	2,563,486	(285,000)
Cash flows from investing activities:		
Disposal of plant and equipment	31,000	2,747,903
Purchase of plant and equipment	(974,292)	(8,448,390)
Club memberships	-	1,012,748
Acquisition of associate	(2,337,750)	-
Net cash used in investing activities	(3,281,042)	(4,687,739)
Cash flows from financing activities:		
Proceeds from issuing shares	-	3,000,000
Other payables	4,801,062	1,977,273
Finance leases	13,941	(50,776)
Bank loans	(904,657)	(904,656)
Net cash from financing activities	3,910,346	4,021,841
Net increase (decrease) in cash and cash equivalents	3,192,790	(950,898)
(Overdrawn) Cash and cash equivalents at beginning of year	(2,367,258)	(1,416,360)
Cash and cash equivalents (Overdrawn) at end of year (Note 23)	825,532	(2,367,258)

See accompanying notes to financial statements.

1 GENERAL

The company is incorporated in the Republic of Singapore with its registered office and principal place of business at 65 Tech Park Crescent, Singapore 637787. The financial statements are expressed in Singapore dollars.

The principal activities of the company are those relating to the provision of a one-stop recycling and processing service centre for the electronics industry and the trading of plastics and non-precious metal materials.

The financial statements of the company for the year ended December 31, 2001 were authorised for issue by the Board of Directors at their meeting held on April 12, 2002.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements are prepared in accordance with the historical cost convention and are drawn up in accordance with the provisions of the Singapore Companies Act and Singapore Statements of Accounting Standard (SAS).

The company has adopted all the applicable new/revised SAS which becomes effective during the year. The adoption of the new/revised SAS does not affect the results of current or prior periods.

FOREIGN CURRENCY TRANSACTIONS - Transactions in foreign currencies are recorded in Singapore dollars at the rates ruling at the dates of the transactions. At each balance sheet date, recorded monetary balances and balances carried at fair value that are denominated in foreign currencies are reported at the rates ruling at the balance sheet date. All realised and unrealised exchange adjustment gains and losses are dealt with in the profit and loss statement.

INVENTORIES – Inventories, comprising goods held for resale, are measured at the lower of cost (first-in, first-out method) and net realisable value. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

REVENUE RECOGNITION - Revenue from sale of goods is recognised when significant risks and rewards of ownership are transferred to the buyer and the amount of revenue and the costs of the transaction (including future costs) can be measured reliably. Revenue from rendering of services that are of a short duration is recognised when the services are completed.

ASSOCIATE - An associate is an enterprise over which the company is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee. The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any decline in the net recoverable value of individual investments.

LEASES - Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the company at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the profit and loss statement over the term of the relevant lease using the effective interest rate method.

Rentals payable under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the relevant lease.

INCOME TAX - Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant temporary differences arising between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit except that the potential tax saving relating to a tax loss carryforward is not recorded as an asset.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the assets are realised or the liabilities are settled. Deferred tax is charged or credited to the profit and loss statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Depreciation is charged so as to write off the cost of assets, over their estimated useful lives, using the straight line method, on the following bases:

Leasehold properties and improvements	-	3% to 6%
Plant and equipment	-	10% to 15%
Motor vehicles	-	20%
Office equipment	-	20%
Renovations	-	20%

Fully depreciated assets still in use are retained in the financial statements.

No depreciation is provided on construction-in-progress.

SHORT-TERM INVESTMENTS - Short-term investments are stated at cost less impairment losses recognised where the investment's carrying amount exceeds its estimated recoverable value.

IMPAIRMENT OF ASSETS - At each balance sheet date, the company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

PROVISIONS - Provisions are recognised when the company has a present obligation as a result of a past event where it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

FINANCIAL ASSETS - Financial assets include cash and bank balances, trade and other receivables and short-term investment. Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Short-term investment is stated on the basis described above.

FINANCIAL LIABILITIES - Financial liabilities are classified according to the substance of the contractual arrangements entered into. Financial liabilities include financial lease obligations, bills payables and trade and other payables, bank loans and overdrafts. The accounting policy adopted for finance lease obligations is outlined above. Bills payables, trade and other payables are stated at their nominal value. Bank loans and overdrafts are recorded at the proceeds received, net of transaction costs. Finance costs are accounted for on an accrual basis (effective yield method) and are added to the carrying amount of the instrument to the extent that they are not settled in period in which they arise.

RETIREMENT BENEFIT COSTS - Payments to defined contribution retirement benefit plans (including state-managed retirement benefit schemes) are charged as an expense as they fall due.

3 RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the company's transactions and arrangements are with related parties and the effect of these on the basis determined between the parties are reflected in these financial statements. The balances are unsecured, without fixed repayment terms and interest unless stated otherwise.

Significant related party transactions:

	2001 $	2000 $
Sale of goods	(2,361,058)	(1,887,010)
Other operating income	(1,981)	-
Purchases of goods	1,287,905	9,510,087
Purchases of plant and equipment	416,028	-
Rental expense	660,000	-
Other charges	122,433	11,871
Proceeds from sale of plant and equipment (net)	-	(2,692,904)

4 TRADE RECEIVABLES

	2001 $	2000 $
Outside parties	16,298,897	10,832,563
Less: Allowances for doubtful debts	(180,053)	(196,948)
	16,118,844	10,635,615
Related parties (Note 3)	676,362	109,714
	16,795,206	10,745,329

Movements in allowances:

	2001 $	2000 $
Balance at beginning of year	196,948	-
Charge to profit and loss	-	196,948
Utilised during the year	(16,895)	-
Balance at end of year	180,053	196,948

5 SHORT-TERM INVESTMENT

	2001 $	2000 $
Unquoted equity shares, at cost	229,620	-

Name of company	Effective equity interest held 2001 %	Effective equity interest held 2000 %	Cost of investment 2001 $	Cost of investment 2000 $	Principal activities/ Country of operations
Citiraya Reciclagem Ltda.	60	-	229,620	-	Collect, segregate, export and sell scrap materials, products, and machines (Brazil) (a)

(a) Audited by overseas practice of Deloitte Touche Tohmatsu.

The subsidiary was acquired for the intention of disposal within the next twelve months from date of acquisition.

6 OTHER RECEIVABLES AND PREPAYMENTS

	2001 $	2000 $
Related parties (Note 3)	317,337	129,925
Advances to supplier	524,331	400,000
Deposits	47,459	35,479
Prepayments	125,287	1,451
Other receivables	113,188	128,430
	1,127,602	695,285

7 INVESTMENT IN ASSOCIATE

	2001 $	2000 $
Unquoted equity shares, at cost	2,337,750	-
Share of post-acquisition accumulated result	-	-
	2,337,750	-

Name of company	Effective equity interest held		Cost of investment		Principal activities/ Country of operations
	2001 %	2000 %	2001 $	2000 $	
Citiraya Technology Inc.	22.5	-	2,337,750	-	Waste-cleaning and waste disposition. (Taiwan) [a]

(a) Audited by another firm of auditors, Ernst & Young.

8 PROPERTY, PLANT AND EQUIPMENT

	Leasehold properties and improvements $	Plant and equipment $	Motor vehicles $	Office equipment $	Renovations $	Construction -in-progress $	Total $
Cost:							
At beginning of year	15,847,047	901,450	718,911	493,633	203,512	6,970,061	25,134,614
Reclassification	-	6,970,061	-	-	-	(6,970,061)	-
Additions	-	179,794	185,000	226,915	382,583	-	974,292
Disposals	-	-	(30,000)	-	-	-	(30,000)
At end of year	15,847,047	8,051,305	873,911	720,548	586,095	-	26,078,906
Accumulated depreciation:							
At beginning of year	691,494	145,392	233,948	105,308	25,622	-	1,201,764
Depreciation for the year	353,798	484,853	143,782	121,296	44,767	-	1,148,496
Disposals	-	-	-	-	-	-	-
At end of year	1,045,292	630,245	377,730	226,604	70,389	-	2,350,260
Depreciation for last year	309,981	53,687	117,551	54,398	24,639	-	560,256
Net book value:							
At beginning of year	15,155,553	756,058	484,963	388,325	177,890	6,970,061	23,932,850
At end of year	14,801,755	7,421,060	496,181	493,944	515,706	-	23,728,646

Certain motor vehicles and plant and equipment with a net book value of $507,899 (2000 : $527,633) are under finance lease agreements (Note 13).

9 BANK LOANS AND OVERDRAFTS

	2001 $	2000 $
Bank overdrafts - unsecured	998,435	1,408,839
Bank overdrafts - secured	1,000,000	1,000,000
Short-term portion of long-term bank loans - secured (Note 14)	904,656	904,657
	2,903,091	3,313,496

The secured bank overdrafts and other banking facilities are obtained on the same terms and conditions as the long-term bank loans set out in Note 14 to the financial statements.

The bank overdrafts bear interest at 6% to 6.375% (2000 : 6.625% to 6.375%) per annum.

10 BILLS PAYABLE

The bills payable are obtained on the same terms and conditions as the long-term bank loans set out in Note 14 to the financial statements.

11 TRADE PAYABLES

	2001 $	2000 $
Outside parties	8,139,028	4,089,191
Related parties (Note 3)	361,030	412,000
	8,500,058	4,501,191

12 OTHER PAYABLES

	2001 $	2000 $
Directors/shareholders	14,790,896	9,989,834
Related parties (Note 3)	153,485	-
Accruals for purchase of plant and equipment	766,294	1,605,304
Deposit received	1,860,052	-
Other payables	1,357,316	812,702
	18,928,043	12,407,840

The amounts owing to directors/shareholders are non-trade, unsecured, interest-free and have no fixed terms of repayment.

Deposit received represents a deposit for the purchase of the rights to use the name "Citiraya" and to be allowed to use the technology from the company for the purposes of establishing and operating an electronic recycling business in China for a period of 5 years. The customer undertakes to operate strictly on the specific recycling plant and machinery supplied by the company. The deposit will be forfeited by the company should the customer fail to commence the electronic recycling business in China within a year from December 15, 2001. However, should the customer fulfil this condition, the deposit will be treated as deposit towards the ordering of recycling plant and machinery from the company.

13 OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2001	2000	2001	2000
	$	$	$	$
Amounts payable under finance leases:				
Within one year	164,195	122,582	137,928	97,952
In the second to fifth years inclusive	327,427	302,035	273,172	253,034
After five years	-	54,426	-	46,173
	491,622	479,043	411,100	397,159
Less: Future finance charges	(80,512)	(81,884)	N/A	N/A
Present value of lease obligations	411,100	397,159	411,100	397,159
Less: Amount due for settlement within 12 months (shown under current liabilities)			(137,928)	(97,952)
Amount due for settlement after 12 months			273,172	299,207

During the financial year, the average effective borrowing rate was 7% (2000 : 7%) per annum.

14 LONG-TERM BANK LOANS

	2001	2000
	$	$
Bank loans:		
Term loan 1 (Note a)	2,250,000	2,550,000
Term loan 2 (Note b)	7,810,300	8,414,957
Total	10,060,300	10,964,957
Current portion (Note 9)	(904,656)	(904,657)
Non-current portion	9,155,644	10,060,300

a) The term loan bears interest at 6% to 6.375% (2000 : 6.375%) per annum and is repayable over 120 monthly instalments commencing from July 1999.

b) The term loan bears interest at 6% to 6.375% (2000 : 6.375%) per annum and is repayable over 180 monthly instalments commencing from December 1999.

The bank overdrafts, other banking facilities and bank loans are secured as follows:

i) legal mortgage on all of the company's leasehold properties;

ii) a debenture by way of fixed and floating charges on all assets of the company, past, present and future for all monies owing; and

iii) guaranteed by two directors of the company.

15 DEFERRED INCOME TAX

	2001 $	2000 $
Balance at beginning of year	941,000	240,401
Charge to profit and loss	646,000	700,599
Balance at end of year	1,587,000	941,000

This represents the tax effect of the excess of the net book value over the tax written down value of qualifying property, plant and equipment.

16 ISSUED CAPITAL

	2001 $	2000 $
Authorised:		
20,000,000 ordinary shares of $1 each	20,000,000	20,000,000
Issued and fully paid:		
6,000,000 ordinary shares of $1 each	6,000,000	6,000,000

17 REVENUE

	2001 $	2000 $
Sales of goods	44,119,461	28,369,615
Rendering of services	264,846	93,592
	44,384,307	28,463,207

18 OTHER OPERATING INCOME

	2001 $	2000 $
Gain on disposal of plant and equipment	1,000	973,484
Foreign currency exchange adjustment gain	36,128	101,042
Bad debts recovered	16,895	-
Interest income from non-related companies	1,179	389
Others	11,544	60,649
	66,746	1,135,564

19 FINANCE COST

	2001 $	2000 $
Interest expense to non-related companies		
Bank borrowings	1,333,578	1,395,864
Finance leases	22,033	17,202
	1,355,611	1,413,066

20 PROFIT BEFORE INCOME TAX

In addition to the charges and credits disclosed elsewhere in the notes to the profit and loss statement, this item includes the following charges:

	2001 $	2000 $
Directors' remuneration	768,189	644,105
Auditors' remuneration	38,000	30,000
Depreciation expense	1,148,496	560,256
Allowances for doubtful trade debts	-	196,948

21 INCOME TAX EXPENSE

	2001 $	2000 $
Current	77,000	-
Deferred	646,000	700,599
	723,000	700,599

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 24.5% (2000 : 25.5%) to profit before income tax as a result of the following differences:

	2001 $	2000 $
Income tax expense at statutory rate	763,265	752,811
Non-taxable items	(40,265)	(52,212)
Total income tax expense	723,000	700,599

22 STAFF COSTS

	2001 $	2000 $
Staff costs (including directors' remuneration) for the year	2,769,368	1,720,999
Cost of defined contributions plans included in staff costs	276,412	165,508
Number of employees (including directors) as at December 31	61	56

23 CASH AND CASH EQUIVALENTS IN THE CASH FLOW STATEMENT

	2001 $	2000 $
Cash	2,823,967	41,581
Bank overdrafts (Note 9)	(1,998,435)	(2,408,839)
	825,532	(2,367,258)

24 CONTINGENT LIABILITIES

	2001 $	2000 $
Bankers' guarantees (secured)	10,000	94,995

25 OPERATING LEASE COMMITMENTS

	2001 $	2000 $
Minimum lease payments paid under operating leases	729,943	72,213

At the balance sheet date, the commitments in respect of operating leases with a term of more than one year were as follows:

	2001 $	2000 $
Within one year	732,213	72,213
In the second to fifth years inclusive	948,851	288,851
After five years	1,191,509	1,263,721

26 FORWARD CONTRACTS

In the normal course of business, the company entered into forward exchange contracts to purchase and sell foreign currencies to meet its purchase obligations:

As at year end, the company has the following outstanding commitments:

	2001 $	2000 $
Bought contracts	-	THB23,119,103
Sold contracts	-	S$950,000

27 FINANCIAL RISK MANAGEMENT

a) Credit risk

The company's account receivables relates to sales to third parties and related parties. The company performs ongoing credit evaluation of its customer's financial condition and generally does not require collateral on account receivables.

The company does not have any significant credit exposure to any single counterparty or any group of counterparties having similar characteristics.

b) Interest rate risk

The company's interest rate risk relates to interest bearing debts as the company does not have any long-term interest bearing assets at the balance sheet date.

The interest rates and terms of repayment of short-term and long-term debts of the company are disclosed in Notes 9, 13 and 14 to the financial statements.

c) Foreign currency risk

The company's foreign currency exposures arise mainly from the exchange rate movements of the United States dollars, Japanese Yen and Singapore dollars, which is also the company's reporting currency. Those exposures are managed using natural hedges that arise from offsetting assets and liabilities that are denominated in foreign currencies.

d) Liquidity risk

Liquidity risk refers to the risk in which the company is unable to meet its short-term obligations. Liquidity risk is minimal and is managed by matching the payments and receipts cycle. The company's operations are financed mainly through equity, bank borrowings, other payables to directors/shareholders and accumulated profits.

e) Fair value of financial assets and financial liabilities

The fair value of financial assets and financial liabilities reported in the balance sheet approximates the carrying amount of those assets and liabilities.

CITIRAYA INDUSTRIES PTE LTD

STATEMENT OF DIRECTORS

In the opinion of the directors, the accompanying financial statements are drawn up so as to give a true and fair view of the state of affairs of the company as at December 31, 2001 and of the results, changes in equity and cash flows of the company for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

....
Ng Ah Hua

....
Ng Teck Lee

April 12, 2002